ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 19, 2016

Sarah H. McLaughlin
(617) 235-4907
Sarah.mclaughlin@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	Allianz Funds Multi-Strategy Trust (the “Trust”) (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for AllianzGI Retirement 2015 Fund (the “2015 Fund”), AllianzGI Retirement 2020 Fund (the “2020 Fund”), AllianzGI Retirement 2025 Fund (the “2025 Fund”), AllianzGI Retirement 2030 Fund (the “2030 Fund”), AllianzGI Retirement 2035 Fund (the “2035 Fund”), AllianzGI Retirement 2040 Fund (the “2040 Fund”), AllianzGI Retirement 2045 Fund (the “2045 Fund”), AllianzGI Retirement 2050 Fund (the “2050 Fund”), AllianzGI Retirement 2055 Fund (the “2055 Fund”) and AllianzGI Retirement Income Fund (the “Retirement Income Fund” (each a “Fund and together, the “Funds”)

Dear Ms. Skeens:

I am writing on behalf of the Trust to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s preliminary proxy statement with respect to the Funds, which was filed on Schedule 14A with the Commission on April 8, 2016 (the “Preliminary Proxy Statement”). You provided the Staff’s comments on the Preliminary Proxy Statement via telephone on April 13, 2016. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in a definitive proxy statement (the “Definitive Proxy Statement”), which is also being filed today. Unless otherwise noted, all capitalized terms have the meanings given to them in the Preliminary Proxy Statement.

1.	Comment: Please include in the Definitive Proxy Statement all information that had been omitted from or placed in brackets in the Preliminary Proxy Statement.

Response: The Trust confirms that the Definitive Proxy Statement includes all required information that had been omitted from or placed in brackets in the Preliminary Proxy Statement.

2.	Comment: The Staff notes that the following disclosure is included in the section titled “Required Vote” in the Preliminary Proxy Statement,

The approval and implementation of the Proposal for any Fund is contingent upon the approval of the Proposal by all Funds. If the Shareholders of one or more Funds do not approve either of the Proposed IMAs, neither of the Proposed IMAs will take effect with respect to any Fund, regardless of whether a Fund’s Shareholders approved the Proposed IMAs, and the Trustees will take such further action as they may deem to be in the best interests of the Shareholders of the Funds.”

Please include similar disclosure in either the shareholder letter or in the “Questions and Answers” section of the Definitive Proxy Statement.

Response: The requested change has been made in the Definitive Proxy Statement.

3.	Comment: Please move the “Annual Fund Operating Expense” tables from Appendix A into the body of the Definitive Proxy Statement. In addition, please add expense examples regarding the current and pro forma total annual Fund operating expenses under the Proposed IMAs to the body of the Definitive Proxy Statement in conjunction the “Annual Fund Operating Expense” tables.

Response: The requested change has been made in the Definitive Proxy Statement.

4.	Comment: Please augment the description of the Proposed IMAs throughout the Definitive Proxy Statement to make clear that the Proposed IMAs include an increase in fees to be paid to AGIFM and AllianzGI U.S.

Response: In response to the comment, the requested clarification has been incorporated throughout the Definitive Proxy Statement. For instance, the relevant disclosure in the letter to shareholders has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

As discussed in more detail in the enclosed Proxy Statement, at the Special Meeting, the shareholders of each Fund will be asked to approve:

(i) a revised Schedule A to the Investment Management Agreement (the “Proposed Investment Management Agreement”) between the Trust, on behalf of each Fund, and AGIFM, which includes an increase in each Fund’s advisory fees from 0.05% to 0.50% and

(ii) a revised Schedule A to the Sub-Advisory Agreement between AGIFM and Allianz Global Investors U.S. LLC (“AllianzGI U.S.” or the “Sub-Adviser”), which includes an increase in the sub-advisory fee AGIFM pays to AllianzGI U.S. from 0.05% to 0.40% (the “Proposed Sub-Advisory Agreement” and together with the proposed Investment Management Agreement, the “Proposed IMAs” and the “Proposal”).

5.	Comment: Please consider revising disclosure in the Definitive Proxy Statement to clarify the meaning of the term “repositioning” as used to refer to the proposed changes to each Fund’s investment strategy and benchmark.

Response: In response to the comment, the requested change has been made in the Definitive Proxy Statement. The following changes have been made to the referenced disclosure in the shareholder letter and corresponding edits have been made to similar disclosure in the “Questions and Answers” section (new language denoted by underline and deletions by ~~strikethrough~~):

In connection with the changes to ~~repositioning~~ the Funds’ principal investment strategies as discussed in more detail in Appendix E of the enclosed Proxy Statement (such changes to the Funds’ principal investment strategies, as well as related changes to each Fund’s benchmark and glidepath, are generally referred to herein as the “repositioning” of the Funds’ investment strategies), AGIFM proposes, effective on or about June 30, 2016, to change each Fund’s existing fee and expense structure to a pricing structure under which each share class of each Fund has the same total net expense ratio as the same share class of all other Funds (i.e. a “flat” structure).

6.	Comment: Please add disclosure to the Definitive Proxy Statement clarifying that there can be no assurance that the management fee waivers/expense reimbursements that AGIFM intends to observe in connection with the proposed fee increases through January 2020 will continue to be observed after that date.

Response: The requested change has been made. The following language has been added in several places throughout the Definitive Proxy Statement following disclosure regarding the duration of the management fee waivers/expense reimbursements:

There can be no assurance that the referenced expense waivers or reimbursements will continue in effect after the expiration of the three-year period.

7.	Comment: Please add disclosure to the shareholder letter, the second paragraph of the “Questions and Answers” section and the “Rationale for the Proposal” section of the Definitive Proxy Statement to explain the connection between the Funds’ new, more active management style and the increase in advisory and sub-advisory fees that the Funds’ shareholders are being asked to approve.

Response: The requested change has been made in the Definitive Proxy Statement. The following disclosure has been added to the shareholder letter, the second paragraph of the “Questions and Answers” section and the first paragraph of the “Rationale for the Proposal” section of the Definitive Proxy:

The proposed fee changes, in combination with the expense limitation arrangements, are designed to recognize the additional investment expertise that will be applied in managing the Funds under the proposed more active investment management style as compared to the Funds’ current, less active “fund of funds” structure, while maintaining or reducing each Fund’s total net expense ratio.

8.	Comment: Please revise the following or substantially similar disclosure in the shareholder letter, the “Questions and Answers” section and the “Rationale for the Proposal” section of the Definitive Proxy Statement to clarify how changes in each Fund’s asset allocation could, in the absence of management fee waivers and/or expense reimbursements, result in corresponding changes to each Fund’s total net expense ratio:

Specifically, AGIFM will observe expense waivers or reimbursements resulting in the following total net expense ratio for each respective share class of each Fund. AGIFM expects these total net expense ratios to remain constant over a period of at least three years, despite the ongoing variations in an individual Target Date Fund’s asset allocation, which will change when the Target Date Fund moves along its glidepath as it approaches its target date.

Response: The requested change has been made in the Definitive Proxy Statement. The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Specifically, AGIFM will, for at least approximately the next three years, observe expense waivers or reimbursements resulting in the following total net expense ratio for each respective share class of each Fund. ~~AGIFM expects t~~ These total net expense ratios ~~to~~ will remain constant for a period of at least three years~~, despite the ongoing variations in an individual Target Date Fund’s asset allocation, which will change when the Target Date Fund moves along its glidepath as it approaches its target date~~.

9.	Comment: Please add disclosure in the shareholder letter, the “Questions and Answers” section and the “Rationale for the Proposal” section of the Definitive Proxy Statement to clarify how the proposed changes will result in more competitively priced net expenses for the Funds as compared to other actively managed target date funds, particularly in light of the statement in the “Trustees’ Considerations Related to the Proposed IMAs” section of the Preliminary Proxy Statement that “the proposed management fee [for each Fund under the Proposed IMAs] was among the highest of the peer funds.”

Response: The requested change has been made in the Definitive Proxy Statement. The referenced disclosure in the “Questions and Answers” section has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~) and corresponding edits have been made to similar disclosure in the shareholder letter and the “Rationale for the Proposal” section.

AGIFM believes these proposed changes will better position the Funds for asset growth because their net expenses will be more competitively priced as compared to other actively managed target date fund options available in the marketplace (taking into account the expense waivers and/or reimbursements that AGIFM will observe in connection with the proposed changes for at least approximately the next three years) while reducing or maintaining each Fund’s total net expense ratio for a period of at least three years. Although the Funds’ advisory fees are among the highest of their peer funds, a large proportion of the Funds’ target date peers are managed using a fund-of funds structure, whereby very low (or zero) advisory fees are charged at the top tier but are in addition to the regular advisory fees collected at the level of the affiliated underlying funds into which the top-tier funds invest.

10.	Comment: Please add disclosure to the “Proposed Changes to Each Fund’s Principal Investment Strategies” section of the Definitive Proxy Statement to clarify that the Funds’ shareholders are not being asked to approve the referenced changes to the Funds’ investment strategies. In addition, please add disclosure to the same section of the Definitive Proxy Statement to reflect that the adoption of a more active management style by the Funds may involve additional risks to Fund shareholders.

Response: The requested changes have been made in the Definitive Proxy Statement. The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

In connection with and subject to Shareholder approval of the Proposal, the Board has approved AGIFM’s proposal to transition the Funds away from their current investment strategy to a more active asset allocation investment strategy. As compared to the Target Funds’ existing strategies, ~~T~~the more active investment strategy utilizes a broader range of investments, is more systematic (i.e., it places additional emphasis on quantitative inputs and is less reliant on fundamental inputs) and applies a more tactical approach, but may also involve the possibility of additional or increased risks for Shareholders inherent in active management strategies and increased use of equity securities and derivative instruments, as discussed in greater detail in Appendix E. ~~as compared to the Target Funds’ existing strategies.~~

While Shareholders are not being asked to approve the changes to the Funds’ investment strategies described in Appendix E, these changes will be made in conjunction with the implementation of the Proposal, if the Proposal is approved by each Fund’s Shareholders. If the Proposal is not approved by each Fund’s Shareholders, the changes to the Funds’ investment strategies described below and in Appendix E will not be implemented for any Fund.

11.	Comment: Please delete the following disclosure from the “Description of the Proposed Investment Management Agreement” and the “Description of the Proposed Sub-Advisory Agreement” sections of the Definitive Proxy Statement, respectively:

“The description of the Proposed Investment Management Agreement below is qualified in its entirety by reference to the actual terms of the form of agreement in Appendix B.

[…]

The description of the Proposed Sub-Advisory Agreement below is qualified in its entirety by reference to the actual terms of the form of agreement in Appendix C.”

All material terms of the Proposed IMAs must be stated in the body of the Definitive Proxy Statement.

Response: The requested change has been made in the Definitive Proxy Statement. The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

At a telephonic meeting held on February 18, 2016 and at an in-person meeting held on March 22, 2016, the Board, including the Independent Trustees, unanimously approved, subject to the approval of the Shareholders of each Fund, the Proposed Investment Management Agreement between the Trust, on behalf of the Funds, and AGIFM, a form of which is attached to this Proxy Statement as Appendix A. The substantive terms of the Proposed Investment Management Agreement, with the exception of the fees paid by the Funds, are identical to those of the Current Investment Management Agreement. ~~The description of the Proposed Investment Management Agreement below is qualified in its entirety by reference to the actual terms of the form of agreement in Appendix B.~~

[…]

At a telephonic meeting held on February 18, 2016 and at an in-person meeting held on March 22, 2016, the Board, including the Independent Trustees, unanimously approved, subject to the approval of the Shareholders of each Fund, the Proposed Sub-Advisory Agreement between AGIFM and AllianzGI U.S., a form of which is attached to this Proxy Statement as Appendix B. The substantive terms of the Proposed Sub-Advisory Agreement, with the exception of the fees paid by AGIFM to AllianzGI U.S., are identical to those of the Current Sub-Advisory Agreement. ~~The description of the Proposed Sub-Advisory Agreement below is qualified in its entirety by reference to the actual terms of the form of agreement in Appendix C~~.

12.	Comment: Please add disclosure to the “Description of the Proposed Sub-Advisory Agreement” section clarifying the impact, if any, of the expense waivers/reimbursements that AGIFM will observe in connection with the proposed fee increases on the increased sub-advisory fees that AGIFM will pay to AllianzGI U.S. under the Proposed IMAs.

Response: In response to the comment, the referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~) to clarify that payment of sub-advisory fees is the responsibility of the primary investment adviser of the Funds, and also to remove references to the effects of expense waivers/reimbursements:

The aggregate amount of the sub-advisory fees paid by AGIFM to AllianzGI U.S. with respect to the Funds during the last year was $204,816. If the proposed fee rate of 0.40% had been in effect during the last year, AllianzU.S. would have received $1,635,253 in sub-advisory fees from AGIFM with respect to the Funds. This represents an increase of 698% as compared to the amount of sub-advisory fees actually received by AllianzGI U.S. from AGIFM with respect to the Funds during the last year. ~~This increase does not take into account the expense waivers/reimbursements that AGIFM will observe in connection with the proposed fee restructuring.~~

13.	Comment: Please revise disclosure in the section entitled “Trustees’ Considerations Related to the Proposed IMAs” to provide greater detail regarding how the Trustees considered the factors mentioned in the referenced disclosure in deciding to approve the Proposed IMAs. Additionally, please revise the disclosure in this section to provide additional detail regarding any factors adverse to the Proposed IMAs that the Trustees considered during their deliberations.

Response: The requested changes have been made in the Definitive Proxy Statement. A blackline showing the changes made to the section entitled “Trustees’ Considerations Related to the Proposed IMAs” is attached as Exhibit A.

14.	Comment: Please revise disclosure in the section “Trustees’ Considerations Related to the Proposed IMAs” to clarify the Trustees’ decision to emphasize a comparison of the Funds’ estimated total net expense ratios (inclusive of the fee waivers/expense reimbursement that AGIFM will observe in connection with the Proposed IMAs) with the total net expense ratios of peer funds in light of the fact that the Funds’ management fees under the Proposed IMAs would be among the highest of the Funds’ peer group.

Response: The requested changes have been made in the Definitive Proxy Statement. A blackline showing the changes made to the section entitled “Trustees’ Considerations Related to the Proposed IMAs” is attached as Exhibit A.

15.	Comment: Please add disclosure to the section entitled “Record Date, Quorum and Methods of Tabulation,” as well as to the proxy cards, clarifying how improperly executed proxy cards will be treated.

Response: The requested change has been made in the Definitive Proxy Statement. The following disclosure has been added to the section of the Definitive Proxy entitled “Record Date, Quorum and Methods of Tabulation:”

If no instruction is made, shares will be voted in accordance with the recommendation of the Trustees in favor of the Proposal.

With respect to the proxy cards, the Trust notes that the following disclosure is included in the proxy cards filed with both the Preliminary Proxy Statement and the Definitive Proxy Statement:

IF THIS PROXY IS PROPERLY EXECUTED, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE MANNER DIRECTED ON THE REVERSE SIDE HEREOF, AND WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDER(S) ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE AS REGARDS TO A PROPOSAL INCLUDED IN THE PROXY STATEMENT, SUCH VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST “FOR” SUCH PROPOSAL.

The Trust therefore respectfully declines to add disclosure to the proxy cards filed with the Definitive Proxy in response to this comment.

16.	Comment: Please add disclosure to the second paragraph of Appendix F to clarify how the proposed more active management strategy would result in an “improved risk […] profile” for the Funds.

Response: The requested change has been made in Appendix E of the Definitive Proxy Statement. The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

With respect to each Fund, the proposed more active asset allocation approach would seek to meet the Fund’s investment objective and deliver an improved overall risk vs. ~~and~~ return profile, taking into account both the possibility of increased risk to Shareholders in connection with more active management and increased use of equity securities and derivative instruments by the Funds, as well as the potential benefits to Shareholders, including increased flexibility and a broader range of available investments.

17.	Comment: Please add disclosure to Appendix F explaining the significance of the change in each Fund’s benchmark from a “conservative” to a “moderate” index with respect to each Fund’s risk and return profile.

Response: The requested change has been made in Appendix E of the the Definitive Proxy Statement. The referenced disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The proposed change to each Target Date Fund’s principal investment strategies will result in a change to each Target Date Fund’s benchmark and glidepath. Each Target Fund currently uses the applicable Morningstar Lifetime Conservative Index as its benchmark. Following the implementation of the above-described proposed investment strategy changes the Target Date Funds, each of which includes a specific year in its name, will use the applicable Morningstar Lifetime Moderate Index as its benchmark. The change from the “conservative” indices to the “moderate” indices reflects the increase in the strategic allocation to equities in the glidepath, as described above. This change also corresponds to the potential for increased risk to Shareholders, as well as the increased flexibility and broader range of available investments under the Funds’ new investment strategies.

18.	Comment: Please add disclosure to Appendix F clarifying the extent to which the Funds’ use of derivatives is expected to increase. If the Funds’ use of derivatives is expected to increase significantly, please add corresponding derivatives risk disclosure.

Response: The requested change has been made in the Definitive Proxy Statement. The following disclosure is being added to Appendix E:

Each Fund’s use of derivatives may increase under its new investment strategy. As a result of its derivatives positions, each Fund may have gross investment exposures in excess of 100% of its net assets (i.e., the Fund may be leveraged) and may therefore be subject to heightened risk of loss. A Fund’s performance can depend substantially on the performance of assets or indices underlying its derivatives even though it does not own those underlying assets or indices.

* * * * *

Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-235-4907) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Sarah H. McLaughlin

Sarah H. McLaughlin

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

George Baxter, Esq.

Exhibit A

Trustees’ Considerations Related to the Proposed IMAs

The 1940 Act, as amended requires that both the full Board of Trustees and a majority of the Trustees who are not interested persons of the Trust (the “Independent Trustees”), voting separately, initially approve the Proposed IMAs.

At a special telephonic meeting held on February 18, 2016 and at an in-person meeting held on March 22, 2016, the Board, including the Independent Trustees, considered and unanimously approved, the Trust’s Proposed IMAs for the Funds.

The material factors and conclusions that formed the basis of these approvals are discussed below.

The Independent Trustees were assisted in their evaluation of the Proposed IMAs and the factors that they deemed to be material, including those factors described below, by independent legal counsel, from whom they received separate legal advice and with whom they met separately from Fund management during their contract review meetings.

In connection with their deliberations regarding the Proposed IMAs, the Trustees, including the Independent Trustees, considered such information and factors as they believed, in light of the legal advice furnished to them and their own business judgment, to be relevant. The Trustees considered the nature, quality, and extent of the various investment management, administrative and other services to be performed with respect to each Fund by the Investment Manager and the Sub-Adviser under the Proposed IMAs in connection with the Funds’ repositioning to a more active investment strategy.

In connection with their deliberations, the Trustees received and relied upon materials provided by the Investment Manager which included, among other items: (i) information compiled from Morningstar Direct (“Morningstar”), an independent third party, on the management fees, other anticipated expenses and performance information for the Funds as compared to a peer group comprised of nine target date peers; (ii) investment performance for various time periods, including annualized return performance information for certain time periods, of other mutual funds and accounts managed by the Multi-Asset team using the more active investment strategy, (iii) descriptions of various functions to be performed by the Investment Manager and the Sub-Adviser for each Fund, such as portfolio management, compliance monitoring and portfolio trading practices, (iv) the estimated profitability of the Investment Manager from its relationship with the Funds for the twelve months ended December 31, 2015 and following the implementation of the Proposed IMAs, and (v) information regarding the overall organization of the Investment Manager and the Sub-Adviser, including information regarding senior management, portfolio managers and other personnel providing or proposed to provide investment management, administrative and other services to each Fund.

The Trustees’ conclusions as to the approval of the Proposed IMAs were based on a comprehensive consideration of all information provided to the Trustees and not the result of any single factor. Some of the factors that figured particularly in their deliberations are described below, although individual Trustees may have evaluated the information presented differently from one another, giving different weights to various factors. The Trustees took into account that the substantive terms of the Proposed IMAs are identical to those of the Current IMAs and that the only change is to the fee schedule, as described in the revised Schedule A of each Proposed IMA. The Trustees’ evaluation also took into account the information received throughout the year and also reflected the knowledge and familiarity gained as members of the Board of each Fund and other funds in the complex with respect to services provided to the Funds by the Investment Manager and the Sub-Adviser. The Trustees ~~also took into account that the~~placed emphasis on the fact that, although the Funds’ management fees will increase significantly under the Proposed IMAs in connection with the Funds’ new, more active management style, the Investment Manager had proposed to observe certain management fee waivers and/or expense limitations for each Fund through January 2020 such that following the changes in the Funds’ fees and investment strategy, the net total expense ratio will remain at the ~~current level or be lowered~~same or a lower level (relative to the 2015 fiscal year end figures) for over three years. The Trustees also considered that there is no assurance that the management fee waivers and/or expense reimbursements would continue after January 2020 and that the net total expense ratio of each Fund could increase thereafter if the management fee waivers and/or expense reimbursements were not renewed. The Trustees also considered the risk profile of each Fund in the new more active investment strategy (as discussed in greater detail in Appendix ~~F)~~E), including the movement to a less conservative benchmark, the increased risks associated with more active management, and the increased use of derivatives by the Funds under the new investment strategy.

As part of their review, the Trustees examined the ability of the Investment Manager and the Sub-Adviser to provide ~~high-quality~~ investment management and other services of sufficient quality to each Fund. Among other information, they considered the investment philosophy and research and decision-making processes of AllianzGI U.S.; the experience of key advisory personnel of AllianzGI U.S. or its affiliates responsible for portfolio management of each Fund; the ability of the Investment Manager and the Sub-Adviser to attract and retain capable personnel; and the capability of the senior management and staff of the Investment Manager and the Sub-Adviser. In addition, the Trustees reviewed the quality of the Investment Manager’s and the Sub-Adviser’s services with respect to regulatory compliance and ability to comply with the investment and compliance policies and procedures of each Fund; the nature, extent and quality of certain administrative services the Investment Manager is responsible for providing to each Fund; and conditions that might affect the Investment Manager’s or the Sub-Adviser’s ability to continue to provide ~~high-quality~~ services of comparable quality to each Fund in the future under the Proposed IMAs, including each organization’s respective financial condition and operational stability. Based on the foregoing, the Trustees concluded that AllianzGI U.S.’s investment processes, research capabilities and philosophy were sufficiently well suited to each Fund, given each Fund’s respective investment objectives and policies, and that the Investment Manager and the Sub-Adviser would be able to meet any reasonably foreseeable obligations under the Proposed IMAs.

In assessing the reasonableness of each Fund’s fees and expenses under the Proposed IMAs, the Trustees considered, among other information, each Fund’s proposed increased management fee and its expected net expense ratio as a percentage of anticipated average daily net assets, taking into account the management fee waiver and/or expense limitation arrangements that the Investment Manager would observe, and the advisory fees and net expense ratios of peer groups of funds based on information provided by Morningstar. The Trustees also considered the potential benefits to the marketability of the Funds of the proposed flat pricing schedule across vintages. In addition, the Trustees also considered, among other items: (i) the ~~level of the~~ proposed increased Sub-Advisory fees; (ii) the allocation of the management fee between the Investment Manager and AllianzGI U.S., and the services provided by the Investment Manager, on the one hand, and AllianzGI U.S., on the other hand; and (iii) that the Investment Manager (and not the Funds) pays the Sub-Advisory fees.

The Trustees considered how the net expense ratio of each Fund was expected to compare to its Morningstar peers, and considered comparisons of each Fund’s proposed management fee with the advisory fees of the peer funds. The Trustees noted that the proposed management fee was among the highest of the peer funds. The Trustees ~~also took into account~~ observed, however, that a comparison of each Fund’s proposed management fee to the advisory fee of peer funds is complicated by the fact that the Funds are moving from a traditional fund-of-funds structure to a more actively managed approach (as described in greater detail in Appendix E), while peer funds generally operate in a traditional fund-of-funds structure with fewer direct investments in securities and other instruments as compared to the Funds’ new investment approach. The Trustees therefore placed significant emphasis on the estimated net expense ratio of each Fund, taking into account the management fee waivers and/or expense reimbursements that the Investment Manager will observe in connection with the Proposed IMAs, compared to the net expense ratios of the Morningstar peer funds. The Trustees recognized that the fees for investment advisory, administrative services and fund operating expenses would be subsumed within the net expense ratio of all funds, and that the net expense ratio of each Fund is expected to either decrease or remain at current levels until January 2020 as a result of the expense limitations that will go into effect with the Proposed IMAs. The Trustees also considered the “unitary” administrative fee structure applicable to the Funds, under which certain third-party services that are ordinarily the financial responsibility of a mutual fund (e.g., audit, custody, accounting, legal, transfer agency, and printing services) are paid for by the Investment Manager out of the administrative fee. ~~The~~

~~Trustees took into account that a comparison of each Fund’s proposed management fee to the advisory fee of peer funds is complicated because the Funds are moving from a traditional fund-of-funds structure to a more actively managed approach (as described in greater detail in Appendix F), while peer funds are mostly traditional fund-of-funds that invest primarily in affiliated funds. The Trustees therefore placed significant emphasis on the estimated net expense ratio of each Fund compared to the net expense ratios of the Morningstar peer funds, recognizing that the fees for investment advisory, administrative services and fund operating expenses would be subsumed within the net expense ratio of all funds.~~

The Trustees also considered, with respect to each Fund, the management fees charged by the Investment Manager, AllianzGI U.S. or an affiliate to other accounts managed by the same investment team and with similar investment policies as the Funds. The Investment Manager and Sub-Adviser provided to the Trustees performance and fee and expense information for other accounts (including mutual funds and collective investment trusts) managed by AllianzGI U.S., some of which have objectives and investment strategies similar to those of the Funds. The Investment Manager does not advise or sub-advise any funds with objectives similar to those of the Funds.

The Trustees also considered the estimated profitability to the Investment Manager from its relationship with each Fund and noted that profitability was expected to continue to be negative for each Fund during the initial 42 months of operation in the more active investment strategy during which the Funds’ expense limitations would be in place.

The Trustees considered the extent to which the Investment Manager and the Sub-Adviser may realize economies of scale or other efficiencies in managing and supporting each Fund. The Trustees also took into account that, as an open-end investment company, each Fund intends to raise additional assets, so as the assets of each Fund increase over time, certain economies of scale and other efficiencies may be realized through spreading certain fixed costs over a larger asset base or across a variety of products and services, though they noted that the “unitary” administrative fee structure may place some limitations on the sharing of these efficiencies with the Funds. In this regard, they also took into account the management fee waiver and/or expense limitation arrangements proposed to be observed by the Investment Manager for each Fund.

Additionally, the Trustees considered so-called “fall-out benefits” to the Investment Manager and the Sub-Adviser and their affiliates, such as reputational value derived from serving as investment manager and sub-adviser to each Fund.

After reviewing these and other factors described herein, the Trustees concluded, within the context of their overall conclusions regarding the Proposed IMAs, that the proposed fees payable under each of the Proposed IMAs represent reasonable compensation in light of the nature, extent and quality of the services to be provided by the Investment Manager or the Sub-Adviser, as the case may be, and should be continued. Based on their evaluation of factors they deemed to be material, including those factors described above, the Trustees, including the Independent Trustees, unanimously concluded that the approval of the Proposed IMAs was in the interests of each Fund and its shareholders and should be approved.